Exhibit 99.1

ASX ANNOUNCEMENT
November 14th, 2005

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                    FURTHER UPDATE REGARDING APPLERA DISPUTE

On November 3rd, 2005, Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) advised the Market that the United States District Court, Northern District of California had posted on its website a Stipulated Revised Case Schedule and Order (the "Order") in respect of GTG's patent dispute with Applera Corporation.

The Order revealed that:

>> GTG and Applera (collectively the "Parties") had reached a settlement in principle.

>> A Confidential Term Sheet had been executed by the Parties and submitted to the Court.

>> The Parties were working diligently to finalise a binding Settlement
   Agreement and associated documents by no later than Wednesday, November 9th, 2005 (US time).

GTG now reports that on November 11th, 2005, the Court posted on its website a joint Stipulation dated the same date that had been signed and filed by the Parties, seeking additional time, until Tuesday, November 22nd, 2005 (US time), in order to complete and execute the settlement agreements. A complete copy of the Stipulation is attached.


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FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Mervyn Jacobson
Executive Chairman

Genetic Technologies Limited
Telephone: +61 3 9415 1135